SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:

Edgartown Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Eight Tower Bridge, 161 Washington St., Suite 1650, Conshohocken, PA  19428

TELEPHONE NUMBER:

(484) 530-4300

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:

Corporate Filing Solutions LLC,

1400 Peoples Plaza, STE 104,

Newark, Delaware 19702

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

/X/Yes

/ /No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Boston and State of Massachusetts on this 30th day of September, 2010.

ATTEST:	Edgartown Trust

/s/ Nichole Brown	/s/ Thomas B. Rosedale
By: Nichole Brown, Secretary	By: Thomas B. Rosedale, Trustee